Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

March 31, 2015

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three month period ended March 31, 2015. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd. together with its subsidiaries.

Beginning on January 1, 2015, Turquoise Hill began preparing its financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Given the conversion to IFRS, any financial information in this MD&A should be reviewed in consultation with the Company’s condensed interim consolidated financial statements, in particular Notes 2 and 26 to the financial statements. Additional information about the Company, including its Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 21.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 17.

The effective date of this MD&A is May 11, 2015.

March 31, 2015	Page | 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

March 31, 2015	Page | 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	OVERVIEW

Financial Results and Review of Operations for the First Quarter of 2015

•	Oyu Tolgoi achieved a strong safety performance with no fatalities and an All Injury Frequency Rate of 0.25 per 200,000 hours worked.

•	Beginning on January 1, 2015, Turquoise Hill began preparing its financial statements in accordance with International Financial Reporting Standards.

•	Oyu Tolgoi recorded revenue of $426.2 million in Q1’15 on sales of 167,700 tonnes of concentrate containing high gold content; concentrate sales exceeded production for Q1’15.

•	Revenue and sales in Q1’15 reflect expected lower quarterly production and reduced head grades as well as the impact of the Lunar New Year holiday when border and customs operations were closed.

•	Turquoise Hill reported income attributable to shareholders of $96.2 million, including a non-cash impairment reversal credit of $35.2 million related to its SouthGobi investment.

•	Turquoise Hill generated operating cash flow of $105.3 million during Q1’15.

•	In Q1’15, material mined increased 16.1% over Q4’14 mainly due to improvements driven by a range of productivity initiatives in the open pit partially offset by longer haul distances.

•	Concentrator milling rates increased through Q1’15 as improvements started to take effect, particularly in the pebble crushing circuit.

•	Open-pit development for 2015 is proceeding to schedule with higher-grade material expected to be processed by the concentrator starting in Q2’15.

•	Turquoise Hill expects production distribution at Oyu Tolgoi to be relatively similar to 2014 with production levels significantly higher in the second half of 2015.

•	In February 2015, Oyu Tolgoi shipped its one millionth tonne of concentrate.

•	Significant progress has been made in discussions with the Government of Mongolia; however no formal agreement has been signed that resolves all remaining matters.

•	Oyu Tolgoi LLC signed a Cooperation Agreement in April 2015 with its partner communities, which is required under the Investment Agreement and the Mongolian Minerals Law.

•	On April 23, 2015, Turquoise Hill completed its divestment transaction with Novel Sunrise Investments Limited for the sale of 48,705,155 shares in SouthGobi, with a loss on disposal expected in Q2’15.

•	On May 1, 2015, Turquoise Hill announced the expiration of its share purchase agreement with National United Resources for the proposed sale of 56,102,000 shares in SouthGobi.

•	During Q1’15, Turquoise Hill generated $95.1 million of cash.

•	Turquoise Hill’s cash and cash equivalents at March 31, 2015 were $954.2 million.

March 31, 2015	Page | 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2.	SELECTED QUARTERLY DATA

The following table sets forth selected unaudited quarterly financial information for each of the eight most recent quarters.

($ in millions of dollars, except per share information)	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
	2015	2014	2014	2014
Revenue
Copper-gold concentrate	$426.2	$670.6	$491.6	$459.5

Total revenue	$426.2	$670.6	$491.6	$459.5

Net income (loss) from continuing operations attributable to the Company	$67.1	$143.2	$45.0	$20.1
Loss from discontinued operations attributable to the Company	29.1	(9.6)	(137.9)	(12.2)

Net income (loss) attributable to the Company	$96.2	$133.6	$(92.9)	$7.9

Basic income (loss) per share attributable to the Company
Continuing operations	$0.03	$0.07	$0.02	$0.01
Discontinued operations	0.01	—	(0.07)	(0.01)

Total	$0.04	$0.07	$(0.05)	$—

Diluted income (loss) per share attributable to the Company
Continuing operations	$0.03	$0.07	$0.02	$0.01
Discontinued operations	0.01	—	(0.07)	(0.01)

Total	$0.04	$0.07	$(0.05)	$—

	Mar-31	Dec-31	Sep-30	Jun-30
	2014	2013	2013	2013
Revenue
Copper-gold concentrate	$113.9	$51.5	$—	$—

Total revenue	$113.9	$51.5	$—	$—

Net income (loss) from continuing operations attributable to the Company	$(9.4)	$242.2	$(65.3)	$(43.3)

Loss from discontinued operations attributable to the Company	(12.2)	(103.8)	(28.8)	(62.1)

Net income (loss) attributable to the Company	$(21.6)	$138.4	$(94.1)	$(105.4)

Basic income (loss) per share attributable to the Company
Continuing operations	$(0.01)	$0.19	$(0.06)	$(0.03)
Discontinued operations	(0.01)	(0.08)	(0.02)	(0.05)

Total	$(0.02)	$0.11	$(0.08)	$(0.08)

Diluted income (loss) per share attributable to the Company
Continuing operations	$(0.01)	$0.19	$(0.06)	$(0.03)
Discontinued operations	(0.01)	(0.08)	(0.02)	(0.05)

Total	$(0.02)	$0.11	$(0.08)	$(0.08)

Financial information for 2015 and 2014 has been prepared under IFRS; financial information for 2013 was prepared under U.S. GAAP and has not been restated in the above table. Please refer to Section 11 – INTERNATIONAL FINANCIAL REPORTING STANDARDS – on page 15 on this MD&A.

March 31, 2015	Page | 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

3.	REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. The Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes).

As at March 31, 2015, Turquoise Hill held a 47.9% interest in SouthGobi Resources Ltd. (SouthGobi), which owns the Ovoot Tolgoi coal mine in southern Mongolia. On April 23, 2015, Turquoise Hill completed the sale of 48,705,155 SouthGobi common shares to Novel Sunrise Investments Limited (NSI). Following closing of the transaction as well as NSI’s private placement with SouthGobi, Turquoise Hill holds 23.3% of the issued and outstanding SouthGobi shares.

In Q1’15, Turquoise Hill recorded net income attributable to shareholders of $96.2 million, comprising net income from continuing operations of $67.1 million, and net income from discontinued operations of $29.1 million, largely related to appreciation of SouthGobi’s quoted stock price during the quarter. Earnings per share of $0.04 comprised $0.03 per share from continuing operations and $0.01 from discontinued operations.

Operating cash flows were $105.3 million, reflecting period sales, which were particularly impacted by high by-product revenues, and further drawdown of run-of-mine inventories held at December 31, 2014.

Additions to property, plant and equipment were $30.4 million in Q1’15, including approximately $27.0 million for sustaining capital activities including the tailing storage facility.

Turquoise Hill’s cash and cash equivalents at March 31, 2015 were $954.2 million.

A.	OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012 and first concentrate was produced in January 2013.

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Long term development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved. Further development of the underground mine is expected to commence once the following conditions are met: (1) successful resolution of the mine’s shareholder matters, including the tax situation; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the 2014 Feasibility Study by the Oyu Tolgoi shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the mine’s operations and development.

Q1’15 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. For Q1’15, Oyu Tolgoi achieved a strong safety performance with no fatalities and an All Injury Frequency Rate of 0.25 per 200,000 hours worked.

March 31, 2015	Page | 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Key financial metrics for Q1’15 are as follows:

Oyu Tolgoi Key Financial Metrics*

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

Revenue ($’000,000)	113.9	459.5	491.6	670.6	426.2	1,735.6
Concentrates sold (‘000 tonnes)	48.2	202.5	220.3	262.7	167.7	733.7
Revenue by metals in concentrates ($’000,000)
Copper	78.6	300.8	319.1	368.5	190.2	1,066.9
Gold	33.9	153.0	167.2	296.4	232.3	650.5
Silver	1.4	5.7	5.3	5.7	3.6	18.2
Cost of sales ($’000,000)	93.5	375.0	363.8	402.8	257.9	1,235.1
Production and delivery costs	64.5	262.2	243.6	279.5	173.9	849.8
Depreciation and depletion	29.0	112.8	120.2	123.3	83.9	385.3
Capitalized property, plant and equipment ($’000,000)	49.9	44.8	38.3	28.1	30.4	161.1
Underground evaluation costs capitalized	8.4	9.4	5.1	4.2	3.4	27.1
Royalties	5.9	23.5	25.4	36.6	21.9	91.5
Unit costs ($/lb of copper)
C1					0.09	1.14
All-in sustaining					0.96	1.95

*

Beginning on January 1, 2015, Turquoise Hill began preparing its financial statements in accordance with IFRS; all financial metrics included in the above table are prepared on the newly adopted IFRS basis. Any financial information in this MD&A should be reviewed in consultation with the Company‘s consolidated financial statements, in particular Notes 2 and 25 to the financial statements.

Revenue and concentrate sales in Q1’15 decreased 36.4% and 36.2% respectively over Q4’14 reflecting expected lower quarterly production and reduced head grades as well as the impact of the Lunar New Year holiday when border and customs operations were closed for an extended period, and lower average London Metal Exchange copper prices. The Q1’15 mix of revenue by metals is the result of inventory with higher contained gold drawn down during the quarter from concentrate produced in 2014. Despite the Lunar New Year holiday, concentrate sales volumes exceeded production for the quarter. Gross margin at 39.5% for the quarter remained broadly consistent with Q4’14.

Production and delivery costs include primarily the cash costs in inventory sold as well as allocated mine administration costs. Depreciation and depletion includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process, including the depreciation of capitalized production phase stripping costs.

Capitalized additions to property, plant and equipment for Q1’15 were $30.4 million (Q1’14: $49.9 million) including approximately $27.0 million for sustaining activities, including the tailings storage facility.

Total cash operating costs at Oyu Tolgoi in Q1’15 were $218.9 million. Following transition to IFRS, the 5% royalty payable to the Government of Mongolia, previously deducted from revenue, is reflected as a cash operating expense, and production phase stripping costs, previously included within cash operating expense, are capitalized and depreciated. Please refer to Section 11 – INTERNATIONAL FINANCIAL REPORTING STANDARDS – on page 15 of this MD&A. As a result of the change in treatment of royalty payables, the Company has updated its 2015 total cash operating guidance to approximately $1.0 billion (previously $900.0 million). During Q1’15, Oyu Tolgoi continues to improve and optimize operations in order to reduce costs across the mine’s operation.

Oyu Tolgoi’s C1 costs per pound of copper as reported by Turquoise Hill in Q1’15 were $0.09 per pound, compared with $1.14 per pound for the full year ended December 31, 2014. The decrease is mainly driven by large by-product credits from Q1’15 revenue associated with high-grade concentrate produced in 2014. The favourable impact on C1 costs of by-product revenue and cost reduction initiatives was partly offset by the impact of lower production volumes. Oyu Tolgoi’s open-pit mine has a high-grade zone containing a large proportion of gold in addition to copper; Turquoise Hill anticipates quarterly fluctuation of C1 costs as the quantity of gold in concentrates sold varies after ore from this zone is fed through the mill.

March 31, 2015	Page | 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for reconciliation of these metrics, including total cash operating costs, to the financial statements.

Key operational metrics for Q1’15 are as follows:

Oyu Tolgoi Key Operational Metrics

All data represent full production and sales on a 100% basis

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	Full Year 2014

Open pit material mined (‘000 tonnes)	21,621	16,861	19,493	18,944	21,999	76,919
Ore treated (‘000 tonnes)	5,560	7,778	7,029	7,505	7,512	27,872
Average mill head grades:
Copper (%)	0.52	0.53	0.59	0.74	0.52	0.60
Gold (g/t)	0.49	0.60	0.80	1.46	0.48	0.86
Silver (g/t)	1.52	1.57	1.64	1.65	1.16	1.60
Concentrates produced (‘000 tonnes)*	102.9	140.0	134.1	186.7	130.9	563.6
Average concentrate grade (% Cu)	24.6	25.8	27.3	26.9	25.7	26.3
Production of metals in concentrates:
Copper (‘000 tonnes)	25.3	36.2	36.6	50.3	33.6	148.4
Gold (‘000 ounces)	66	113	132	278	86	589
Silver (‘000 ounces)	163	229	216	286	184	893
Sales of metals in concentrates:
Copper (‘000 tonnes)	13.1	51.6	53.6	67.6	42.1	185.8
Gold (‘000 ounces)	28	126	144	263	200	561
Silver (‘000 ounces)	78	309	323	383	219	1,093
Metal recovery (%)
Copper	87.9	87.6	89.3	90.7	86.8	89.1
Gold	75.5	74.8	74.8	78.6	71.6	76.6
Silver	59.3	58.6	58.6	71.6	65.4	62.3

*	Dry metric tonnes

Concentrate production in Q1’15 decreased 29.9% over Q4’14. Production was impacted by lower mill head grades as well as a planned shutdown to reline both SAG mills and undertake modification and improvement work. The shutdown was completed on time and with no injuries.

Material mined in Q1’15 increased 16.1% over Q4’14 mainly due to improvements driven by a range of productivity initiatives in the open pit partially offset by longer haul distances.

Head grades declined in Q1’15 as high-grade material from the open pit was largely processed in Q4’14. Concentrator milling rates increased through Q1’15 as improvements started to take effect, particularly in the pebble crushing circuit.

On March 18, 2015, Oyu Tolgoi filed a statutory 2015 Oyu Tolgoi Feasibility Study with the Mongolian Minerals Council. Under Mongolian law, Oyu Tolgoi is required to submit an update to the feasibility study at least every five years. The 2009 Oyu Tolgoi Feasibility Study was accepted in March 2010.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

March 31, 2015	Page | 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At March 31, 2015, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $6.9 billion, including accrued interest of $1.3 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%. Subsidiaries of the Company have accrued $129.2 million in accounts payable and accrued liabilities for the withholding taxes due upon payment of the accrued interest by Oyu Tolgoi. In Q1’15, Oyu Tolgoi repaid a total amount of $150.0 million with respect to these loans, including accrued interest of $44.7 million.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at March 31, 2015, the cumulative amount of such funding was $751.2 million, representing approximately 34% of invested common share equity, plus unrecognized interest thereon of $183.1 million.

Operational outlook

Open-pit development for 2015 is proceeding to schedule with higher-grade material expected to be processed by the concentrator starting in Q2’15.

The Company expects production distribution to be relatively similar to 2014 with production levels significantly higher in the second half of 2015. Based on the current mine schedule, Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 600,000 to 700,000 ounces of gold in concentrates in 2015. Production from the high-grade core of the southwest zone is expected to recommence in mid-2015.

Sales contracts have been signed for 100% of Oyu Tolgoi’s expected 2015 concentrate production.

Discussions with the Government of Mongolia and project financing

Turquoise Hill, Rio Tinto and the Government of Mongolia remain committed to resolving the shareholder matters and finalizing project finance to restart the underground mine development at Oyu Tolgoi.

Turquoise Hill and Rio Tinto have made an offer to the Government of Mongolia to resolve the shareholder matters in a manner which the Company believes is beneficial to all stakeholders. Significant progress has been made; however no formal agreement has been signed that resolves all of the remaining matters.

Further development will commence once the following conditions are met:

•	Successful resolution of shareholder matters, including the outstanding tax assessment;

•	Agreement on a comprehensive funding plan, including Oyu Tolgoi project finance;

•	Approval of the 2014 Feasibility Study by all shareholders and acceptance by the Mongolian Minerals Council; and

•	Obtaining all necessary permits for the mine’s operation and development.

Turquoise Hill continues to engage with the proposed project financing lender group and has kept both the international financial institutions and the commercial banks informed of the status of discussions with the Government of Mongolia. Commitments from the commercial bank consortium formally expired on September 30, 2014. Timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on shareholder matters. The lending group continues to be supportive of the Oyu Tolgoi project and current indications are that a suitable project financing package would be available upon resolution of the outstanding shareholder matters; however this is not guaranteed.

March 31, 2015	Page | 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

While discussions continue to resolve shareholder matters, and re-start underground mine development, Oyu Tolgoi’s management is focused on efficiently and safely running the open-pit mine and the processing facilities, while the underground remains in care and maintenance.

Q1’15 exploration

Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options; in particular looking for shallower targets. Historical datasets are added to and reinterpreted to enable future discovery.

B.	SOUTHGOBI – HELD FOR SALE

On February 24, 2015, the Company announced that it had entered into a share purchase agreement with Novel Sunrise Investments Limited (NSI) providing for the sale of its holding of 48.7 million shares in SouthGobi, not subject to a previously announced sale transaction with National United Resources Holdings Limited (NUR), at a price of C$0.35 per common share payable in cash. The Company completed the sale on April 23, 2015 and expects to record a loss on this divestment in Q2’15. Half of the aggregate purchase price, representing C$8.5 million, was received at closing and the balance of approximately C$8.5 million will be payable on the first anniversary of closing. The carrying value of the Company’s total interest in SouthGobi at March 31, 2015 was $82.7 million based on the quoted share price at that date, plus adjustments for amounts receivable from SouthGobi which eliminated on consolidation prior to divestment.

Following completion of the sale to NSI, Turquoise Hill continues to own 56.1 million SouthGobi common shares, representing approximately 23.3% of the issued and outstanding SouthGobi shares. The fair value of this investment at April 23, 2015, based on the quoted share price at that date, was $38.3 million.

On May 1, 2015, Turquoise Hill announced that the share purchase agreement with NUR, which provided for the sale to NUR of 56.1 million shares in the capital of SouthGobi, had expired on April 30, 2015 without the transaction contemplated thereunder having been completed. The transaction was unable to be completed as required by the terms of the share purchase agreement.

Following completion of the sale to NSI, and expiry of the share purchase agreement with NUR, the Company’s exposures in relation to its investment in SouthGobi include, but are not wholly limited to: factors having an impact on fair value, and ability to complete divestment of its remaining interest in the future; and possible recognition of a proportionate share of losses and liabilities of SouthGobi. Please refer to Section 12 – RISKS AND UNCERTAINTIES – on page 17 of this MD&A.

C.	OTHER EXPLORATION

Desk top studies, data compilation and detailed satellite imagery interpretation are in progress for an orbit area approximately surrounding Oyu Tolgoi. A service agreement is in place with Rio Tinto Holdings (Exploration), under which they provide exploration services to the Company. This agreement benefits Turquoise Hill by allowing access to Rio Tinto’s global expertise, knowledge base and skills.

D.	CORPORATE ACTIVITIES

Class action lawsuits

On December 16, 2014, United States District Court Judge Lorna G. Schofield dismissed the consolidated putative securities class action lawsuit that had been filed in the Southern District of New York against the Company and certain of its officers and directors in December 2013. The lawsuit sought to recover damages that it claimed were attributable to alleged misstatements about the Company’s financial performance arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The plaintiffs did not appeal Judge Schofield’s dismissal by February 9, 2015 the appeal deadline.

March 31, 2015	Page | 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

E.	CORPORATE ADMINISTRATIVE EXPENSES AND OTHER

General and administrative costs. Corporate administrative costs in Q1’15 were $3.5 million, a decrease of 2.9 million from Q1’14 ($6.4 million), mainly due to lower employee and consulting costs as the Company continued to focus on core operations.

Other income (expense). In February 2015, Turquoise Hill disposed 22.9 million shares of Ivanhoe Mines Ltd resulting in a loss of $8.1 million.

4.	LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2015, Turquoise Hill held consolidated cash and cash equivalents of $954.2 million, consolidated working capital (inclusive of cash and cash equivalents) of $1.3 billion and an accumulated deficit of $4.7 billion.

Cash flow

Operating activities. A total of $105.3 million of cash was generated from operating activities in Q1’15, reflecting sales for the quarter, and in particular a high proportion of by-product revenues at Oyu Tolgoi, and continued drawdown of concentrate inventories, with sales volumes exceeding production during the period.

Investing activities. Cash used in investing activities totalled $9.4 million in Q1’15. Property, plant and equipment purchases of $24.3 million related mainly to Oyu Tolgoi sustaining activities (including deferred stripping and construction of tailings storage facility). Capital expenditure was partly offset by proceeds from divestment of shares in Ivanhoe Mines Ltd.

Financing activities. There was no significant financing activity during Q1’15.

Discontinued operations. Cash within assets held for sale is not included in the consolidated cash balance; cash used by or generated from activities of discontinued operations is disclosed separately in the consolidated statements of cash flows. The aggregate cash flows generated by discontinued operations in Q1’15 were $3.4 million (Q1’14: cash used of $11.1 million) and related mainly to private placement of mandatory convertible units by SouthGobi on March 3, 2015.

Liquidity and capital resources

On March 19, 2015, Oyu Tolgoi signed a secured $200.0 million revolving credit facility with five banks, replacing an unsecured $200.0 million revolving facility signed on February 24, 2014, which matured on February 24, 2015. Amounts drawn under the facility are required to be used by Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The revolving credit facility matures on March 19, 2016.

Turquoise Hill believes that, based on its current cash position, cash generated from operation of the Oyu Tolgoi mine, and the $200.0 million revolving credit facility, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months. Carrying out the underground development and further exploration of the Oyu Tolgoi mine and other mineral properties depends upon the Company’s ability to obtain financing.

In late February 2013, the boards of the European Bank of Reconstruction and Development (EBRD) and the International Finance Corporation (IFC) approved their respective participation in project financing. On April 17, 2013, Rio Tinto signed commitment letters with 15 global commercial banks that locked in pricing

March 31, 2015	Page | 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

and terms. In addition to the approval of the EBRD and the IFC, the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States. Commitments from some of these institutions have expired and will require renewal in the event that project financing is approved. Timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on the shareholder matters, however this is not guaranteed.

Project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Government of Mongolia. The Company remains committed to project financing for underground development and is engaging with the Government of Mongolia.

In July 2013, Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed until matters with the Government of Mongolia, including project financing, could be resolved and a new timetable had been agreed. Turquoise Hill is of the view that further underground development is expected to recommence once successful resolution has been reached on the shareholder matters, agreement of a comprehensive funding plan including project financing, approval of the Feasibility Study, and obtaining all necessary permits.

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	March 31, 2015	December 31, 2014
Financial Assets
Cash and cash equivalents	$954,220	$862,755
Available-for-sale:
Long-term investments	12,481	34,325
Cost method:
Long-term investments	115	115
Loans and receivables:
Trade and other receivables	14,192	14,519
Due from related parties	4,445	7,864
Financial Liabilities
Trade and other payables	138,934	185,852
Payable to related parties	42,818	53,784

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

•

Long-term investments – Fair values of freely tradable long-term investments were determined by reference to published market quotations, which may not be reflective of future values. Fair values of long-term investments with trading restrictions have been determined by applying a liquidity discount to published market quotations, which may not be reflective of future values.

Turquoise Hill is exposed to credit risk with respect to its accounts receivable, other long-term investments and cash and cash equivalents. The significant concentrations of credit risk are with counterparties situated in Mongolia, China, the United Kingdom and Canada.

Turquoise Hill is exposed to United States interest-rate risk with respect to the variable rates of interest receivable on cash and cash equivalents

March 31, 2015	Page | 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

5.	SHARE CAPITAL

As at May 11, 2015, the Company had a total of:

•	2,012,309,019 common shares outstanding;

•

3,049,013 incentive stock options outstanding, with a weighted average exercise price of C$12.94 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.41 to C$23.75 per share;

•	Series D Warrants exercisable to purchase 74,247,460 common shares of the Company at any time until May 22, 2015 at a price of $8.20 per common share; and

•	Anti-Dilution Series D Warrants exercisable to purchase 74,247,460 common shares of the Company at any time until May 22, 2015 at a price of $4.31 per common share.

6.	OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 4 – LIQUIDITY AND CAPITAL RESOURCES – on page 11 of this MD&A.

Copper market

Commodity prices are a key driver of Turquoise Hill’s future earnings. Copper traded within a narrow range for most of March before a big jump to break $2.75 per pound on March 20, 2015. Prices have been sustained at multi-week highs during the final few trading days of the month reflecting a weaker US dollar, sustained US low interest rates and global mine supply disruptions.

Global inventory continued to increase to approximately 580,000 tonnes by the end of March, with the London Metal Exchange (LME) up 45,000 tonnes to 340,000 tonnes and the Shanghai Futures Exchange (SHFE) up 34,000 tonnes to 240,000 tonnes month-over-month, reflecting a slow recovery in demand during Q1’15. Bonded warehouse stocks are estimated to have increased by another 40,000 tonnes resulting from unfavourable LME/SHFE arbitrage and a credit squeeze for copper financing.

Demand picked up slowly in Q1’15 but is expected to speed up in April 2015 following the introduction of a new policy for the Chinese property market relaxing the equity ratio requirement for second home mortgage and shortening holding period for property resale tax exemption.

Spot treatment charges were $105/10.5 reflecting limited spot purchases and more concentrate cargoes booked on long-term contracts by Chinese smelters.

It is difficult to reliably forecast commodity prices and customer demand for Turquoise Hill’s products; however, Iong-term sales contracts based on international terms have been signed on a substantial portion of the Oyu Tolgoi mine’s concentrate production.

Exchange Rates

Oyu Tolgoi’s sales are settled in U.S. dollars, while a significant portion of its expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on Turquoise Hill’s operating margins, unless such fluctuations are offset by related changes to commodity prices.

March 31, 2015	Page | 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

7.	OFF-BALANCE SHEET ARRANGEMENTS

During the three months ended March 31, 2015, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

8.	CONTRACTUAL OBLIGATIONS

As at March 31, 2015, there were no significant changes in Turquoise Hill’s contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2014.

9.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards (IFRS) requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

A detailed summary of all of the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the condensed consolidated financial statements for the three months ended March 31, 2015. The Company’s significant accounting policies and the estimates derived therefrom identified as being critical under IFRS are substantially unchanged from those identified as being critical under U.S. GAAP and disclosed in the Company’s MD&A for the year ended December 31, 2014, other than to the extent elaborated upon below.

Recoverable amount of property, plant and equipment

Under U.S. GAAP, an impairment is considered to exist if total estimate future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. Under IFRS, a formal estimate of recoverable amount is required when a reporting entity has identified, in accordance with IAS 36, Impairment of Assets, whether there is any indication that an asset may be impaired. A formal estimate of recoverable amount will not necessarily result in an impairment charge in the financial statements, and the method of measuring the amount of impairment charges and reversal of impairment under IFRS and U.S. GAAP are both based on discounted estimated future cash flows associated with proven and probable reserves. However the requirement in IFRS to consider indicators of impairment rather than undiscounted future cash flows could result in an impairment charge (or reversal of impairment in subsequent years) in the Company’s income statement, which would not otherwise have arisen in financial statements for the same period if prepared under U.S. GAAP.

Asset retirement obligations

In addition to dependency on statutory, contractual and legal obligations associated with the retirement of property, plant and equipment, the estimate of obligations for site restoration and decommissioning under IFRS also requires the recognition of liabilities arising from constructive obligations made by the Company. Such obligations may arise from established patterns or practice by Turquoise Hill or its affiliates (including other member companies of the Rio Tinto Group), published policies or statements of intent, or other commitments, whether contractual or informal. As a result of future review of its constructive obligations with respect to asset retirement, there could be adjustments to the Company’s accounting provision for site restoration and decommissioning which would affect future financial results.

Deferred stripping

Under U.S. GAAP, production phase stripping costs for open pit mines are treated as current production costs. Under IFRS, stripping costs in the production phase are capitalized to mineral properties if the stripping activities provide a probable future economic benefit.

March 31, 2015	Page | 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Stripping of waste materials takes place throughout the production phase of a surface mine or pit. Identification of components within a mine and of life of component strip ratios is dependent on the mine’s design. Changes to that design may introduce new components and/or change the life of component strip ratios. Changes in other technical or economic parameters that impact on ore reserves may also have an impact on the life of component strip ratios even if they do not affect the mine’s design. Changes to the life of component strip ratio are accounted for prospectively.

Classification and recoverable amount of long-term inventory

Inventory, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value (NRV). If ore stockpiles are not expected to be processed within the 12 months after the statement of financial position date, they are included within non-current assets and net realizable value is calculated on a discounted cash flow over the planned use of such ore. Under U.S. GAAP, the calculation of the NRV of the long-term ore stockpile is not discounted. The IFRS method of estimating net realizable value on a discounted basis may therefore result in provisions for write-down of non-current ore inventory (or reversal of such a provision) being recognized, which might not otherwise have arisen under U.S. GAAP. Estimating net realizable value on a discounted basis requires management judgment in the selection of, among other inputs, discount rate, price assumptions and estimates of future processing costs and the planned usage profile.

10.	RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective, or are not mandatory for adoption, for the year ending December 31, 2015 and have therefore not been applied in preparing the condensed interim consolidated financial statements.

11.	INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed interim consolidated financial statements for the three months ended March 31, 2015 are the Company’s first consolidated interim financial statements prepared in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2014 (Transition Date).

The following outlines the key IFRS transitional impacts on the Company’s financial statements and the impact of the IFRS transition on systems, process, business activities and controls.

Note 26 to the condensed interim consolidated financial statements for the three months ended March 31, 2015 provides more detail on the key U.S. GAAP to IFRS differences, the accounting policy decisions and the application of IFRS 1 – First Time Adoption of International Financial Reporting Standards.

Transitional financial impact

On adoption of IFRS, the Company has adjusted amounts reported previously in financial statements prepared in accordance with U.S. GAAP.

March 31, 2015	Page | 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The impact of the transition to IFRS on total equity is outlined in the table below for the comparative period end dates presented:

Reconciliation of equity	December 31, 2014	March 31, 2014	January 1, 2014

Equity under U.S. GAAP	$7,576,725	$7,702,643	$4,578,086
IFRS adjustments to equity:
Non-current inventories	(110,330)	(109,533)	(103,892)
Deferred stripping costs (Oyu Tolgoi)	42,395	10,915	9,442
Deferred stripping costs (SouthGobi)	—	99,498	96,063
Available for sale equity investments	873	9,844	14,331
Loans receivable	4,509	9,907	13,024
Decommissioning obligations	(1,703)	(1,855)	(1,614)
Income taxes	—	2,818	4,547
Rights offering	—	—	928,280
Consolidation and classification of SouthGobi	55,986	—	—
Other	10	(2)	735

Total IFRS adjustments to equity	$(8,260)	$21,592	$960,916

Total equity under IFRS	$7,568,465	$7,724,235	$5,539,002

The impact of the transition on comprehensive income is outlined in the table below for the comparative periods presented:

Reconciliation of total comprehensive income (loss)	Year ended	Three months ended
	December 31, 2014	March 31, 2014

Comprehensive loss under U.S. GAAP	$(208,884)	$(120,298)
IFRS adjustments to income (loss):
Non-current inventories	(6,439)	(5,641)
Deferred stripping costs	37,234	4,908
Decommissioning obligations	953	(242)
Available for sale equity investments	—	—
Loans receivable	—	(122)
Income taxes	(10,087)	(7,268)
Rights offering	34,034	34,034
Consolidation and classification of SouthGobi	(99,758)	—
Other	2,397	35
IFRS adjustments to comprehensive income (loss)
Investments in securities available for sale	(13,458)	(4,487)
Loans receivable	(8,514)	(2,995)
Income taxes	5,539	5,539

Total IFRS adjustments to comprehensive loss	$(58,099)	$23,761

Comprehensive loss under IFRS	$(266,983)	$(96,537)

As there has been no change in the net cash flows, no reconciliations have been prepared. The changes made to the consolidated statements of income (loss), comprehensive income (loss) and the consolidated statements of financial position have resulted in reclassification of various amounts on the statements of cash flows.

Financial statement presentation changes

The Company has also changed the presentation of certain items in its condensed interim consolidated financial statements for the three months ended March 31, 2015 as compared to its financial statements previously.

March 31, 2015	Page | 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•	Mining royalties are now included within operating expenses where previously they were netted against revenues.

•	Accretion expense for decommissioning obligations is included within finance costs where previously it was shown separately on the face of the statement of operations; and

•

Deferred income tax liabilities for withholding taxes on intercompany interest payments is now classified as non-current deferred income taxes where previously they were included in accounts payable and accrued liabilities as withholding tax payable.

Systems, processes and business activities

The Company has assessed the impact of the IFRS transition on systems and processes, including an assessment on information technology systems and internal controls and implemented changes required as a result. These changes were not significant.

The Company applied its existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts were subject to review by senior management and the Company’s Audit Committee.

Post-implementation

During post-implementation, the Company will continue to monitor the changes to IFRS in future periods. The Company notes that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that Turquoise Hill has selected. The Company has processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

12.	RISK AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged, other than that which is described below, from those disclosed in its MD&A for the year ended December 31, 2014 ( 2014 MD&A) and in its Annual Information Form (AIF) dated March 20, 2015 in respect of such period.

Under IFRS (please refer to Section 11 – INTERNATIONAL FINANCIAL REPORTING STANDARDS – on page 15 on this MD&A), the Company recorded SouthGobi as a consolidated subsidiary entity at December 31, 2014 and March 31, 2015 and subsequently up until divestment of 48.7 million shares to NSI completed on April 23, 2015. Following divestment to NSI, the Company will no longer consolidate its interest in SouthGobi. Crystallization of the risks described below and in the 2014 MD&A and AIF could nevertheless result in the Company recognizing a proportionate share of additional liabilities and losses with respect to its remaining ownership of SouthGobi.

If SouthGobi fails to generate sufficient operating cash flows, secure additional capital or otherwise restructure or refinance its business in order to address its cash requirements through March 31, 2016, SouthGobi will not have adequate liquidity to fund its operations and meet its obligations (including its debt payment obligations); it may therefore not be able to continue as a going concern and may be forced to seek relief under applicable legislation (or an involuntary petition for bankruptcy relief or similar creditor action may be filed or taken against it). Similarly, if appeals by or litigation against SouthGobi are not concluded in its favour, SouthGobi’s ability to continue as a going concern would likely be impaired and additional liabilities could arise. Therefore, SouthGobi has sought, and continues to actively seek, additional sources of financing to continue operating and meet its objectives.

Following an increase in the quoted share price of SouthGobi during the three month period ended March 31, 2015 the Company has recorded its investment in SouthGobi at a carrying value of $172.7 million ($82.7 million after non-controlling interests), and a corresponding $73.6 million ($35.2 million after non-

March 31, 2015	Page | 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

controlling interests) reversal of previously recognized impairment charges. The carrying value is the lower of cost and Fair Value less Cost to Sell (FVLCS) in accordance with the measurement requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and IAS 39, Financial Instruments: Recognition and Measurement, and is based upon a quoted share price of C$0.90. As the quoted price per share on the date at which the Company completed the divestment to NSI described above is below the quoted share price on March 31, 2015, the Company expects to record a loss in its income statement for the three months ended June 30, 2015, which will partially offset the reversal of impairment recorded during the three months ended March 31, 2015. The Company may also be required in future to record further income statement adjustments to the carrying value of its remaining holding in SouthGobi as the result of changes in the quoted share price.

13.	RELATED-PARTY TRANSACTIONS

Transactions with Rio Tinto

As at March 31, 2015, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2014: 50.8%).

The following table presents the consolidated balance sheet line items which include amounts due from or payable to Rio Tinto:

(Stated in $000’s of dollars)	March 31	December 31,	January 1,
	2015	2014	2014
Cash and cash equivalents (i)	$808,682	$711,468	$—
Due from related parties	4,445	7,864	5,070
Payable to related parties:
Management services payment (ii)	(7,191)	(7,729)	(100,569)
Cost recoveries (iii)	(35,627)	(46,055)	(75,237)
Standy purchaser fee (iv)	—	—	(71,886)
Interest payable on long-term debt (v)	—	—	(13,530)
Interim funding facility (v)	—	—	(1,789,787)
New bridge facility (v)	—	—	(339,475)

	770,309	665,548	(2,385,414)

The following table summarizes transactions with Rio Tinto by their nature:

(Stated in $000’s of dollars)	Three months ended March 31,
	2015	2014
Interest income on demand deposits (i)	$246	$—
Costs recoveries - Turquoise Hill	1,100	577
Financing costs:

Commitment fees	—	(224)
Interest expense (vi)	—	(4,903)
Management services payment (ii)	(7,191)	(6,365)
Costs recoveries - Rio Tinto (iii)	(8,653)	(16,306)

	$(14,498)	$(27,221)

(i)	In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may, from time to time, deposit cash and cash equivalents or

March 31, 2015	Page | 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. Cash and cash equivalents at March 31, 2015 included short term deposits, made between December 2014 and March 2015 with wholly owned subsidiaries of Rio Tinto totalling $808.7 million. The deposits earned interest at an average market rate equivalent and were required to be repaid, in whole or in part, to the Company on demand.

(ii)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi mine achieved the Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0%.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(iv)	In Q1’14, the Company recognized a derivative gain of $1.1 million associated with re-measuring the standby purchaser fee liability.

(v)

In Q1’14, the Company used $2.2 billion of the net proceeds from the rights offering that closed in January 2014 to repay all amounts outstanding on the Interim Funding Facility ($1.8 billion) and the New Bridge Facility ($402.6 million).

(vi)

The terms of the Rio Tinto credit facilities include gross-up provisions for withholding taxes. Accordingly, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

14.	NON-GAAP MEASURES

The Company’s financial results are prepared in accordance with IFRS. In addition, the Company presents and refers to the following measures (non-GAAP measures) which are not defined in IFRS. A description and calculation of these measures is given below, and may differ in some aspects from equivalent measures provided by other issuers.

Cash operating costs

This measure comprises Oyu Tolgoi cash operating costs, and is presented in order to provide investors and other stakeholders in the Company with a greater understanding of performance and operations at Oyu Tolgoi. The measure of cash operating costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory), and includes management services payments to Rio Tinto, and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product to a condition in which it may be delivered to customers, net of by-product credits. It is provided in order to support peer group comparability and to provide investors and other stakeholders useful information about the underlying cash costs of Oyu Tolgoi and the impact of by-product credits on the operations’ cost structure. C1 cash costs is relevant to understanding Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company includes gold and silver revenue credits as the production cost is reduced as a result of selling these by-products.

Turquoise Hill’s principal metal product is copper, and C1 cash costs are reported for Oyu Tolgoi only.

March 31, 2015	Page | 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

All-in sustaining cost

All-in sustaining costs (AISC) is an extended cash based cost metric, providing further information on the aggregate cash, capital and overhead outlay per unit, and is intended to reflect the costs of producing the Company’s principal metal product over the life-cycle of its operations. The measure seeks to reflect the full cost of copper production from current operations and as a result development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows

A reconciliation of total cash operating costs, C1 cash costs and all-in sustaining costs, is provided below.

	Oyu Tolgoi C1 Costs
	March 31, 2015	December 31, 2014
	(Three months)	(Full year)
C1 costs (US$‘000)
Production and delivery	173,944	849,790
Change in inventory	(36,827)	(253,040)
Other operating expenses	93,543	375,850
Less:
- Impairment / write-down of inventory	(16,381)	(33,926)
- Depreciation	(2,542)	(7,972)
Management services payment to Turquoise Hill	7,191	27,745

Cash operating costs	218,928	958,447
Cash operating costs: $/lb of copper produced	2.96	2.93
Adjustments to cash operating costs[1]	23,760	83,221
Less: Gold and silver revenues	(235,920)	(668,706)

C1 costs (US$‘000)	6,768	372,962

C1 costs: $/lb of copper produced	0.09	1.14

All-in sustaining costs (US$‘000)
Corporate administration	3,502	22,588
Asset retirement expense	1,943	9,458
Royalty expenses	21,880	91,512
Non current stockpile and stores write-down	16,381	33,926
Other expenses	588	14,706
Sustaining cash capital including deferred stripping	20,283	93,489

All-in sustaining costs (US$000)	71,345	638,641

All-in sustaining costs: $/lb of copper produced	0.96	1.95

1.

Adjustments to cash operating costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

15.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended March 31, 2015, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s CEO and CFO assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2014 in accordance with Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s CEO and CFO plan to assess the effectiveness of internal controls over financial reporting at December 31, 2015 in accordance with the revised framework issued by the COSO in 2013.

March 31, 2015	Page | 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

16.	QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as Chief Adviser, Geology and Resource Estimation. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

17.	CAUTIONARY STATEMENTS

Language Regarding Reserves and Resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2014, and other continuous disclosure documents filed by the Company since January 1, 2014 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for mineral resources and mineral reserves (CIM Standards). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the SEC), and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Mineral reserves estimates included herein may not qualify as “reserves” under SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

March 31, 2015	Page | 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

18.	FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; the evolution of discussions with the Government of Mongolia; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of matters including the implementation of the Investment Agreement, project development costs, operating budgets, the payment of taxes and taxation matters, management fees and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the approval of the underground feasibility study by Oyu Tolgoi LLC’s shareholders, the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms

March 31, 2015	Page | 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the underground feasibility study and in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolia can be resolved and a new timetable agreed. These delays can impact project economics.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 20 of this MD&A. Such estimates and statements are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Corporation’s mining projects may render mining of ore reserves uneconomic and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The prices used reflect organizational consensus pricing views and opinions in the financial modeling for the Oyu Tolgoi Mine and are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

March 31, 2015	Page | 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from the Oyu Tolgoi Mine, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Corporation’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

March 31, 2015	Page | 24